Check-Cap Ltd.
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

June 5, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Check-Cap Ltd.
Registration Statement on Form F-1 File No. 333-238532
VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Check-Cap Ltd. hereby respectfully requests that the effectiveness of the Registration Statement on Form F-1 (File No. 333-238532) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on June 5, 2020 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Mark S. Selinger at (212) 547-5438. The Company hereby authorizes Mr. Selinger to orally modify or withdraw this request for acceleration.

Very truly yours, CHECK-CAP LTD.

By: /s/ Alex Ovadia
Name:Alex Ovadia Title: Chief Executive Officer